# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silence Therapeutics Plc, CIK 0001479615
CUSIP: G8128Y157
Title of class of securities: Ordinary Shares, nominal value of GBP0.05 per share
Address of issuer's principal executive offices: 72 Hammersmith Road, London, United Kingdom (X0), W14 8TH
Date of event which requires filing of this statement: 06/25/2025
Amends the filing with accession number 0001564590-22-023327
Filed by CIK 0001846370
Persons authorized to receive notices and communications: Richard Griffiths, Floor 1 Liberation Station, Esplanade, St Helier, Jersey (Y9), JE2 3AS, 44-1534-719761

## Reporting persons
- Richard Ian Griffiths (CIK 0001846370): type of reporting person: individual (IN); citizenship or place of organization: Jersey (Y9); source of funds: personal funds (PF); sole voting power 34,543,302; shared voting power 0; sole dispositive power 34,543,302; shared dispositive power 0; aggregate amount beneficially owned 34,543,302 (24.4% of the class)
  Comment: * Consists of (i) 19,221,525 ordinary shares represented by American Depositary Shares ("ADSs") held by Ora Capital Limited; (ii) 1,815,522 ordinary shares represented by ADSs held by Sarossa Plc; (iii) 3,967,896 ordinary shares represented by ADSs held by Cream Capital Limited; ; (iv) 300,000 ordinary shares represented by ADSs held by Blake Holdings Limited; (v) 360,000 ordinary shares represented by ADSs held by Ora Ventures Limited; (vi) 190,500 ordinary shares represented by ADSs held by Pinkey's Limited; and (vii) 8,687,859 ordinary shares represented by ADSs held by Mr. Griffiths. Each ADS represents, and at the holder's option is convertible into, three ordinary shares of the Issuer. Mr. Griffiths is a director and the controlling shareholder of each of Ora Capital Limited, Ora Ventures Limited, Blake Holdings Limited, Sarossa Plc and Cream Capital Limited and a controlling shareholder of Pinkey's Limited and possesses the power to direct the voting and disposition of these shares.
  **This percentage is calculated based upon the 141,690,849 outstanding ordinary shares of the Issuer, as disclosed in the Issuer's last SEC filing.
- Ora Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: working capital (WC); sole voting power 19,221,525; shared voting power 0; sole dispositive power 19,221,525; shared dispositive power 0; aggregate amount beneficially owned 19,221,525 (13.6% of the class)
  Comment: * Consists of 19,221,525 ordinary shares represented by ADSs held by Ora Capital Limited.
  **This percentage is calculated based upon the 141,690,849 outstanding ordinary shares of the Issuer, as disclosed in the Issuer's last SEC filing.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of GBP0.05 per share
Name of issuer: Silence Therapeutics Plc
Address of issuer's principal executive offices: 72 Hammersmith Road, London, United Kingdom (X0), W14 8TH
Comment: This Amendment No. 9 to Schedule 13D (this "Amendment"), which amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 15, 2022, as amended on July 20, 2022, October 20, 2022, August 14, 2023, March 27, 2024, December 18, 2024, March 31, 2025, April 24, 2025 and May 8, 2025 (the "Schedule 13D") on behalf of Richard Ian Griffiths, relates to the ordinary shares, nominal value GBP0.05 per share (the "Shares"), of Silence Therapeutics plc (the "Issuer"). This Amendment is being filed to reflect the open market transactions of the Issuer's ADSs by the Reporting Person together with dilution as a result of an increase in the share capital of the Issuer. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Richard Griffiths
Residence or business address: Floor 1 Liberation Station, Esplanade, St Helier, Jersey, JE2 3AS
Criminal convictions in the last five years: m/a
Civil proceedings (securities laws) in the last five years: n/a
Citizenship: Jersey, Channel Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Griffiths purchased an aggregate of 543,581 ADSs in open market transactions between May 8, 2025 and June 24, 2025 for an aggregate price of $2.7M. All purchases were for cash and were funded by companies or personal funds of Mr. Griffiths.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: n/a

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
B. Schedule 1 Transactions in ADSs During the Past Sixty Days

## Signatures
- Richard Ian Griffiths: /s/ Richard Ian Griffiths, Richard Ian Griffiths (06/25/2025)
- Ora Capital Limited: /s/ Richard Ian Griffiths, Director (06/25/2025)